Filed pursuant to Rule 424(b)(2) / Registration Statement No. 333-284538

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 20, 2026.

GS Finance Corp. $ S&P 500® Index-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.
Investment Description

The notes are unsecured notes issued by GS Finance Corp. and guaranteed by The Goldman Sachs Group, Inc. The amount you will be paid on your notes is based on a bond allocation component (initially, 50% of the face amount of your notes) and an equity allocation component (initially, 50% of the face amount of your notes). The bond allocation accrues interest daily and such interest is paid on the interest payment dates (unless the bond allocation has been reduced to zero). The equity allocation provides exposure to the index.

Interest, if any, on your notes will be paid annually on each interest payment date. The amount of interest that you will be paid each year will be based on the bond allocation percentage and will decrease if the closing level of the index is less than any reallocation level on any calendar day (each, a “reference date”). The annualized interest rate with respect to each interest payment date will be the sum of, for each reference date in the immediately preceding interest period, the quotient of (i) its interest factor (the product of (a) the bond allocation percentage for such reference date times (b) between 3.80% and 4.40% (set on the trade date)) divided by (ii) the total number of reference dates in that interest period.

The first time (if any) that the closing level of the index declines below a particular reallocation level on a reference date, a reallocation event will occur and, on such reference date, the bond allocation percentage will be reduced. As a result of such reduction, the interest factor for such reference date and each subsequent reference date during the term of the notes will be less than it had been prior to the occurrence of such reallocation event and any subsequent increase in the closing level of the index will not result in an increased interest factor. There may be as many as three reallocation events during the term of the notes.

If the closing level of the index is less than reallocation level 3 on any reference date, the interest factor will be 0% for such reference date and any subsequent reference date. If this occurs, interest will not accrue for the remainder of the term of the notes.

At maturity, you will receive a payment that will reflect a repayment of a portion of the face amount corresponding to the bond allocation, if any, and exposure to the performance of the index from the initial index level to the final index level, with respect to the initial 50% equity allocation, and from the relevant reallocation level, if any, with respect to the portion of any increase in the equity allocation that results from one or more reallocation events. If the final index level is less than the initial index level, you may receive less than the face amount of your notes and you could lose all of your investment.

Investing in the notes involves significant risks. You may lose a significant portion or all of your investment and may not receive any interest during the term of the notes. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of GS Finance Corp. and The Goldman Sachs Group, Inc.

Features	Key Dates*

O Potential for Interest Payments – Interest, if any, on your notes will be paid annually on each interest payment date. The amount of interest that you will be paid each year will be based on the bond allocation percentage and will decrease if the closing level of the index is less than any reallocation level on any reference date. The annualized interest rate with respect to each interest payment date will be the sum of, for each calendar day (each, a “reference date”) in the immediately preceding interest period, the quotient of (i) its interest factor (the product of (a) the bond allocation percentage for such reference date times (b) between 3.80% and 4.40% (set on the trade date)) divided by (ii) the total number of reference dates in that interest period.

O Potential for Downside Market Exposure – At maturity, you will receive a payment that will reflect a repayment of a portion of the face amount corresponding to the bond allocation, if any, and exposure to the performance of the index from the initial index level to the final index level, with respect to the initial 50% equity allocation, and from the relevant reallocation level, if any, with respect to the portion of any increase in the equity allocation that results from one or more reallocation events. If the final index level is less than the initial index level, you may receive less than the face amount of your notes and you could lose all of your investment. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of GS Finance Corp. and The Goldman Sachs Group, Inc.

	Trade date Original issue date Interest determination dates Determination date** Stated maturity date** *Expected. **Subject to postponement.	July 29, 2026 July 31, 2026 annually; expected to be July 29, 2027, July 31, 2028 and July 30, 2029 July 30, 2029 August 1, 2029

Notice to investors: the notes are a riskier investment than ordinary debt securities. GS Finance Corp. is not necessarily obligated to repay the face amount of the notes at maturity, and the notes may have the downside market risk similar to that of the index. This market risk is in addition to the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. You should not purchase the notes if you do not understand or are not comfortable with the significant risks involved in investing in the notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-17.

Key Terms

Index	Bloomberg Symbol	Initial Index Level	Reallocation Level 1	Reallocation Level 2	Reallocation Level 3	CUSIP	ISIN
S&P 500® Index	SPX Index		95% of the initial index level	90% of the initial index level	85% of the initial index level	36274H394	US36274H3949

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $9.40 and $9.70 per $10 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see page PS-2.

Original issue price	Underwriting discount	Net proceeds to the issuer
100.00% of the face amount	2.50% of the face amount	97.50% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement . Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC	UBS Financial Services Inc. Selling Agent

Amendment No. 2 to Pricing Supplement No. dated , 2026.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement , at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $9.40 and $9.70 per $10 face amount), which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $ per $10 face amount).

Prior to , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis over a 93 day period from the time of pricing). On and after , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Notes

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●
General terms supplement no. 17,745 dated January 20, 2026
●
Underlier supplement no. 49 dated June 24, 2026
●
Prospectus supplement dated February 14, 2025
●
Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us.

Please note that, for purposes of this pricing supplement, references in the general terms supplement no. 17,745 to “underlier(s)”, “indices” and “exchange-traded fund(s)” shall be deemed to refer to “underlying(s)”, “underlying index(es)” and “underlying ETF(s)”, respectively.

Please note that, for purposes of this pricing supplement, references in the underlier supplement no. 49 to “underlier(s)” and “indices” shall be deemed to refer to “underlying(s)” and “underlying index(es)”, respectively.

The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no 3, dated March 22, 2021.

Minimum Purchase Amount of Notes Offered Hereby

In connection with the initial offering of the notes, the minimum face amount of notes that may be purchased by any investor is $1,000.

Investor Suitability

The notes may be suitable for you if, among other considerations:

•  You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

•  You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have downside market risk similar to that of an investment in the index or the stocks comprising the index.

•  You accept that you may not receive interest on some or all of the interest payment dates and you understand that if you do not receive interest on an interest payment date, you also will not receive interest on any interest payment date thereafter.

•  You can tolerate fluctuations in the market price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the index.

•  You are willing to invest in the notes based on the reallocation levels specified on the cover hereof.

•  You do not seek guaranteed current income from this investment and are willing to forgo dividends paid on the stocks comprising the index.

•  You are able and willing to hold the notes to maturity and you accept that there may be little or no secondary market for the notes and that any secondary market will depend in large part on the price, if any, at which GS&Co., is willing to purchase the notes.

•  You understand and accept the risks associated with the index.

•  You are willing to assume the credit risks of GS Finance Corp. and The Goldman Sachs Group, Inc. for all payments under the notes, and understand that if GS Finance Corp. and The Goldman Sachs Group, Inc. default on their obligations, you may not receive any amounts due on the notes.

The notes may not be suitable for you if, among other considerations:

•  You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

•  You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have downside market risk similar to that of an investment in the index or the stocks comprising the index.

•  You require an investment designed to provide a full return of principal at maturity.

•  You do not accept that you may not receive interest on some or all of the interest payment dates.

•  You cannot tolerate fluctuations in the market price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the index.

•  You are not willing to invest in the notes based on the reallocation levels specified on the cover hereof.

•  You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•  You seek guaranteed current income from this investment or prefer to receive the dividends paid on the stocks comprising the index.

•  You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•  You do not understand or accept the risks associated with the index.

•  You are not willing to assume the credit risks of GS Finance Corp. and The Goldman Sachs Group, Inc. for all payments under the notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the notes are an appropriate investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully the “Additional Risk Factors Specific to Your Notes” section of this pricing supplement. For more information on the index, please see the section titled “The Underlying Index” below.

CONSIDERATIONS FOR SECONDARY MARKET PURCHASERS

A purchaser of these notes in the secondary market should determine if any reallocation event has already occurred on any reference date from the day after the original trade date to the date of such secondary market purchaser’s purchase, as the secondary market trading price of these notes after a secondary market purchase and the amount a secondary market purchaser will receive on the interest payment dates or at maturity could be affected. Certain financial websites make index levels publicly available, which can be helpful in making such determination. If you would like assistance in making such determination, please call GS&Co. at (212) 902-0300.

Key Terms (continued)

Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlying index:	the S&P 500® Index
Face amount:

$ in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations:	$10 or any integral multiple of $10 in excess thereof
Principal amount:

On the stated maturity date, in addition to any accrued and unpaid interest, the company will pay, for each $10 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:
•
if none of the reallocation events have occurred, $5 + ($5 × initial performance factor);
•
if reallocation event 1 has occurred but reallocation event 2 and reallocation event 3 have not occurred, $3 + ($5 × initial performance factor) + ($2 × reallocation 1 performance factor);
•
if reallocation event 1 and reallocation event 2 have occurred but reallocation event 3 has not occurred, $1 + ($5 × initial performance factor) + ($2 × reallocation 1 performance factor) + ($2 × reallocation 2 performance factor); or
•
if all of the reallocation events have occurred, ($5 × initial performance factor) + ($2 × reallocation 1 performance factor) + ($2 × reallocation 2 performance factor) + ($1 × reallocation 3 performance factor)

Initial underlying index level (set on the trade date):	the closing level of the underlying index on the trade date
Final underlying index level:	the closing level of the underlying index on the determination date
Reallocation event 1:	the closing level of the underlying index is less than reallocation level 1 on any trading day during the maturity measurement period
Reallocation event 2:	the closing level of the underlying index is less than reallocation level 2 on any trading day during the maturity measurement period
Reallocation event 3:	the closing level of the underlying index is less than reallocation level 3 on any trading day during the maturity measurement period
Reallocation level 1:	95.00% of the initial underlying index level (rounded to the nearest one-hundredth)
Reallocation level 2:	90.00% of the initial underlying index level (rounded to the nearest one-hundredth)
Reallocation level 3:	85.00% of the initial underlying index level (rounded to the nearest one-hundredth)
Initial performance factor:	the quotient of the final underlying index level divided by the initial underlying index level
Reallocation 1 performance factor:	the quotient of the final underlying index level divided by reallocation level 1
Reallocation 2 performance factor:	the quotient of the final underlying index level divided by reallocation level 2

Reallocation 3 performance factor:	the quotient of the final underlying index level divided by reallocation level 3
Maturity measurement period:

each trading day from, but excluding, the trade date to, and including, the determination date, excluding any date or dates on which the calculation agent determines that a market disruption event occurs or is continuing. Notwithstanding the immediately preceding sentence, if the calculation agent determines that a market disruption event occurs or is continuing on the last day of the maturity measurement period (i.e., the determination date) or that day is not otherwise a trading day, the determination date, and therefore the last day for the maturity measurement period, will be postponed as described under “— Determination date” below.

Interest:

Until the principal of this note is paid or made available for payment, the company will pay, on each interest payment date, interest on each $10 of the outstanding face amount equal to any interest accrued for the related interest period. For each interest period, the amount of accrued interest on each $10 of the outstanding face amount will be calculated by the calculation agent and will equal:

interest rate for the interest period × $10 ×

With respect to each $10 of the outstanding face amount, the interest paid on any interest payment date will be paid to the person in whose name such amount of this note is registered as of the close of business on the regular record date for such interest payment date. If interest is due at maturity but on a day that is not an interest payment date, the interest will be paid to the person entitled to receive the principal of this note.

All percentages resulting from any calculation relating to this note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to this note will be rounded upward or downward, as appropriate, to the nearest cent, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

Interest rate:

with respect to any interest payment date, determined on the immediately preceding interest determination date based on the interest factor for each reference date during the interest period immediately preceding such interest payment date. The interest rate will be equal to the sum of, for each reference date during the applicable interest period, the quotient of (i) the applicable interest factor for such reference date divided by (ii) the number of reference dates in such interest period.

In formulaic terms the interest rate equals:

where:

“N” for any interest period, is the number of reference dates in the relevant interest period;

“t” is a series of whole numbers from one to N, each representing the relevant reference date in chronological order from, and including, the first reference date in the relevant interest period;

“bond allocation percentage(t)”, for any reference date “t” in the relevant interest period, is equal to the bond allocation percentage in respect of that reference date;

Notwithstanding the foregoing, the rate at which interest accrues on this note shall not at any time be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Interest factor (set on the trade date):	with respect to a reference date, the product of (i) the bond allocation percentage for such reference date times (ii) between 3.80% and 4.40%

Bond allocation percentage:

with respect to a reference date,

•
if none of the reallocation events have occurred on or prior to such reference date, 50.00%;
•
if reallocation event 1 has occurred but reallocation event 2 and reallocation event 3 have not occurred on or prior to such reference date, 30.00%;
•
if reallocation event 1 and reallocation event 2 have occurred but reallocation event 3 has not occurred on or prior to such reference date, 10.00%; or
•
if all of the reallocation events have occurred on or prior to such reference date, 0.00%.

Reference date:	for each interest period, each calendar day
Interest period:

with respect to an interest payment date, the period from, but excluding, the interest determination date immediately preceding the relevant interest determination date (or the trade date, in the case of the initial interest period) to and including the relevant interest determination date. No interest will accrue from the last interest determination date through the stated maturity date.

Interest determination dates (set on the trade date):	annually; expected to be July 29, 2027, July 31, 2028 and July 30, 2029
Interest payment dates (set on the trade date):	expected to be the second business day after each interest determination date (except that the interest payment date for July 2029 will be the stated maturity date)
Regular record dates:	for interest due on an interest payment date, the business day immediately preceding such interest payment date (as such payment date may be adjusted)
Trade date:	expected to be July 29, 2026
Original issue date (set on the trade date):	expected to be July 31, 2026
Determination date (set on the trade date):

expected to be July 30, 2029, unless the calculation agent determines that a market disruption event occurs or is continuing on such day or such day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event occurs or is continuing on the day that is the last possible determination date or such last possible day is not a trading day, that day will nevertheless be the determination date.

Stated maturity date (set on the trade date):

expected to be August 1, 2029, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day. The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Consequences of a market disruption event or a non-trading day:

With respect to a reference date, if the calculation agent determines that the closing level of the underlying index is not available for such reference date because of the occurrence of a market disruption event, a non-trading day or any other reason (other than as described under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier That is an Index or an Exchange-Traded Fund” in the accompanying general terms supplement), then the closing level of the underlying index for such reference date, and for each consecutive reference date thereafter for which the closing level of the underlying index is not available, will be the closing level of the underlying index on the immediately preceding reference date for which the closing level of the underlying index was available.

With respect to the determination date, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above. If the calculation agent determines that the closing level of the underlying index that must be used to determine the cash settlement amount is not available on the last possible determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier That is an Index or an Exchange-Traded Fund” in the accompanying general terms supplement), then the calculation agent will nevertheless determine the level of the underlying index based on its assessment, made in its sole discretion, of the level of the underlying index on that day.

Overdue interest rate:	the interest rate in effect during the immediately preceding interest period prior to the due date of such installment of interest
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)

Investment Timeline With Respect to The Notes Offered Hereby

Trade Date	The initial underlying index level and the final terms of the notes are set.

Annually

On each interest payment date, you will receive interest on each $10 face amount of your notes equal to any interest accrued for the related interest period.

For each interest period, the amount of accrued interest on each $10 face amount of your notes will equal:

interest rate for the interest period × $10 ×

The interest rate will be equal to the sum of, for each reference date during the applicable interest period, the quotient of (i) the applicable interest factor for such reference date divided by (ii) the number of reference dates in such interest period.

The interest factor with respect to a reference date will equal the product of (i) the bond allocation percentage for such reference date times (ii) between 3.80% and 4.40% (set on the trade date).

The bond allocation percentage, and therefore the interest factor, will decrease if the closing level of the underlying index declines below one of the reallocation levels on any reference date.

Maturity Date

The final underlying index level is determined as of the determination date.

If none of the reallocation events have occurred, we will pay you on the stated maturity date an amount in cash for each $10 face amount of your notes equal to:

$5 + ($5 × initial performance factor)

If reallocation event 1 has occurred but reallocation event 2 and reallocation event 3 have not occurred, we will pay you on the stated maturity date an amount in cash for each $10 face amount of your notes equal to:

$3 + ($5 × initial performance factor) + ($2 × reallocation 1 performance factor)

If reallocation event 1 and reallocation event 2 have occurred but reallocation event 3 has not occurred, we will pay you on the stated maturity date an amount in cash for each $10 face amount of your notes equal to:

$1 + ($5 × initial performance factor) + ($2 × reallocation 1 performance factor) + ($2 × reallocation 2 performance factor)

If all of the reallocation events have occurred, we will pay you on the stated maturity date an amount in cash for each $10 face amount of your notes equal to:

($5 × initial performance factor) + ($2 × reallocation 1 performance factor) + ($2 × reallocation 2 performance factor) + ($1 × reallocation 3 performance factor)

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IN THE NOTES. ANY PAYMENT ON THE NOTES IS SUBJECT TO THE CREDITWORTHINESS OF GS FINANCE CORP. AND THE GOLDMAN SACHS GROUP, INC. IF GS FINANCE CORP. AND THE GOLDMAN SACHS GROUP, INC. WERE TO DEFAULT ON THEIR PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

HYPOTHETICAL EXAMPLES

(Hypothetical examples use hypothetical terms only. Actual terms will vary.)

The following examples illustrate the hypothetical payments on an interest payment date or at maturity under different hypothetical scenarios for a $10 note linked to the underlying index based on the assumptions set forth in the table below. The actual terms for the offering of notes are specified above.

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the method we will use to determine the interest rate with respect to any given interest payment date based on the closing level of the underlying index on the applicable reference dates in the immediately preceding interest period, (ii) the method we will use to calculate the amount of interest accrued between interest payment dates and (iii) the impact that various hypothetical closing levels of the underlying index on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlying index levels that are entirely hypothetical; no one can predict what the closing level of the underlying index will be on any day throughout the life of your notes, what the final underlying index level will be on the determination date and what the interest rate will be on any interest payment date. The underlying index has been highly volatile in the past — meaning that the underlying index level has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects the method we will use to calculate the interest rate applicable to any interest payment date and the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlying index, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS- of this pricing supplement.

Key Terms and Assumptions
Face amount	$10
Reallocation level 1	95.00% of the initial underlying index level
Reallocation level 2	90.00% of the initial underlying index level
Reallocation level 3	85.00% of the initial underlying index level
Interest factor	with respect to a reference date, the product of (i) the bond allocation percentage for such reference date times (ii) 3.80%
Neither a market disruption event nor a non-trading day occurs during the maturity measurement period, including on the originally scheduled determination date
No market disruption event or non-trading day occurs on any reference date
No change in or affecting any of the underlying index stocks or the method by which the underlying index sponsor calculates its underlying index
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlying index level that will serve as the baseline for determining the interest payable on each interest payment date, if any, and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlying index level may differ substantially from the underlying index levels prior to the trade date. They may also differ substantially from the underlying index level at the time you purchase your notes.

For these reasons, the actual performance of the underlying index over the life of your notes, the actual underlying index level on any reference date and on any trading day during the maturity measurement period, as well as the interest payable, if any, on each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical underlying index levels shown elsewhere in this pricing supplement. For information about the underlying index levels during recent periods, see “The Underlying Index — Historical Closing Levels of the Underlying Index” on page PS-25. Before investing in the notes, you should consult publicly available information to determine the underlying index levels between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlying index stocks.

Hypothetical Interest Payments

The following examples illustrate the method we will use to calculate the interest rate with respect to the first interest payment date, subject to the key terms and assumptions above. The values below have been rounded for ease of analysis.

Scenario 1

Hypothetical Reference Date in First Interest Period	Hypothetical Closing Level of Underlying Index (as Percentage of Initial Underlying Index Level)	Bond Allocation Percentage (A)	Hypothetical Interest Factor ((A) × 3.80%) (B)	Assumed Number of Reference Dates in First Interest Period (C)	Fraction (B/C)
First	98%	50.00%	1.90%	365	0.0052%
Second	99%	50.00%	1.90%	365	0.0052%
Third	96%	50.00%	1.90%	365	0.0052%
Fourth	97%	50.00%	1.90%	365	0.0052%
Fifth	98%	50.00%	1.90%	365	0.0052%
Sixth	99%	50.00%	1.90%	365	0.0052%
Seventh	102%	50.00%	1.90%	365	0.0052%
Eighth	96%	50.00%	1.90%	365	0.0052%
Ninth	97%	50.00%	1.90%	365	0.0052%
Tenth – Three Hundred Sixty-Fifth	98%	50.00%	1.90%	365	0.0052%
			Interest Rate		1.9000%
			Interest Paid on Related Interest Payment Date (using Actual/365 (Fixed) convention)		$0.19

In Scenario 1, the hypothetical closing level of the underlying index increases and decreases by varying amounts on each hypothetical reference date in the first interest period. Because the hypothetical closing level of the underlying index is greater than or equal to reallocation level 1 on every hypothetical reference date during such interest period, no reallocation events occur during such interest period and the hypothetical interest factor will be 1.90% for each hypothetical reference date in the first interest period. Therefore, the per annum interest rate for the first interest period is 1.90% and the interest payment for the first interest period is $0.19.

Scenario 2

Hypothetical Reference Date in First Interest Period	Hypothetical Closing Level of Underlying Index (as Percentage of Initial Underlying Index Level)	Bond Allocation Percentage (A)	Hypothetical Interest Factor ((A) × 3.80%) (B)	Assumed Number of Reference Dates in First Interest Period (C)	Fraction (B/C)
First	98%	50.00%	1.90%	365	0.0052%
Second	99%	50.00%	1.90%	365	0.0052%
Third	91%	30.00%	1.14%	365	0.0031%
Fourth	92%	30.00%	1.14%	365	0.0031%
Fifth	93%	30.00%	1.14%	365	0.0031%
Sixth	101%	30.00%	1.14%	365	0.0031%
Seventh	99%	30.00%	1.14%	365	0.0031%
Eighth	96%	30.00%	1.14%	365	0.0031%
Ninth	97%	30.00%	1.14%	365	0.0031%
Tenth – Three Hundred Sixty-Fifth	98%	30.00%	1.14%	365	0.0031%
			Interest Rate		1.1442%
			Interest Paid on Related Interest Payment Date (using Actual/365 (Fixed) convention)		$0.11442

In Scenario 2, the hypothetical closing level of the underlying index increases and decreases by varying amounts on each hypothetical reference date in the first interest period. Because the hypothetical closing level of the underlying index is greater than or equal to reallocation level 1 on the first two hypothetical reference dates during such interest period, no reallocation events occur on the first two hypothetical reference dates and the hypothetical interest factor will be 1.90% for the first two hypothetical reference dates in the first interest period. However, because the hypothetical closing level of the underlying index decreases to a level that is less than reallocation level 1 but greater than or equal to reallocation level 2 on the third hypothetical reference date, reallocation event 1 occurs but reallocation event 2 and reallocation event 3 do not occur on the third hypothetical reference date in the first interest period and the hypothetical interest factor will be 1.14% for such hypothetical reference date in the first interest period. Further, because the hypothetical closing level of the underlying index is greater than or equal to reallocation level 2 on each subsequent hypothetical reference date in the first interest period, the hypothetical interest factor will be 1.14% for the remaining reference dates in the first interest period even though the hypothetical closing level of the underlying index increases above reallocation level 1 on subsequent hypothetical reference dates. Therefore, the per annum interest rate for the first interest period is 1.1442% and the interest payment for the first interest period is $0.11442.

Scenario 3

Hypothetical Reference Date in First Interest Period	Hypothetical Closing Level of Underlying Index (as Percentage of Initial Underlying Index Level)	Bond Allocation Percentage (A)	Hypothetical Interest Factor ((A) × 3.80%) (B)	Assumed Number of Reference Dates in First Interest Period (C)	Fraction (B/C)
First	91%	30.00%	1.14%	365	0.0031%
Second	99%	30.00%	1.14%	365	0.0031%
Third	88%	10.00%	0.38%	365	0.0010%
Fourth	97%	10.00%	0.38%	365	0.0010%
Fifth	98%	10.00%	0.38%	365	0.0010%
Sixth	99%	10.00%	0.38%	365	0.0010%
Seventh	99%	10.00%	0.38%	365	0.0010%
Eighth	96%	10.00%	0.38%	365	0.0010%
Ninth	75%	0.00%	0.00%	365	0.0000%
Tenth – Three Hundred Sixty-Fifth	110%	0.00%	0.00%	365	0.0000%
			Interest Rate		0.0125%
			Interest Paid on Related Interest Payment Date (using Actual/365 (Fixed) convention)		$0.00125

In Scenario 3, the hypothetical closing level of the underlying index increases and decreases by varying amounts on each hypothetical reference date in the first interest period. Because the hypothetical closing level of the underlying index is less than reallocation level 1 but greater than or equal to reallocation level 2 on the first and second hypothetical reference dates, reallocation event 1 occurs but reallocation event 2 and reallocation event 3 do not occur on such hypothetical reference dates and the hypothetical interest factor for such hypothetical reference dates is 1.14%. However, because the hypothetical closing level of the underlying index decreases to a level that is less than reallocation level 2 but greater than or equal to reallocation level 3 on the third hypothetical reference date and remains greater than or equal to reallocation level 3 until the ninth hypothetical reference date, reallocation event 1 and reallocation event 2 occur but reallocation event 3 does not occur on such hypothetical reference dates and the hypothetical interest factor will be 0.38% for such hypothetical reference dates in the first interest period. Because the hypothetical closing level of the underlying index decreases to a level that is less than reallocation level 3 on the ninth hypothetical reference date, all reallocation events occur on or prior to the ninth hypothetical reference date and the hypothetical interest factor will be 0.00% for such hypothetical reference date and all subsequent hypothetical reference dates even though the hypothetical closing level of the underlying index increases above reallocation level 1 on subsequent hypothetical reference dates. Therefore, the per annum interest rate for the first interest period is 0.0125% and the interest payment for the first interest period is $0.00125.

In addition, the interest rate with respect to each future interest payment date will be zero and interest will not accrue for the remainder of the term of the notes.

Scenario 4

Hypothetical Reference Date in First Interest Period	Hypothetical Closing Level of Underlying Index (as Percentage of Initial Underlying Index Level)	Bond Allocation Percentage (A)	Hypothetical Interest Factor ((A) × 3.80%) (B)	Assumed Number of Reference Dates in First Interest Period (C)	Fraction (B/C)
First	75%	0.00%	0%	365	0.0000%
Second	99%	0.00%	0%	365	0.0000%
Third	98%	0.00%	0%	365	0.0000%
Fourth	97%	0.00%	0%	365	0.0000%
Fifth	103%	0.00%	0%	365	0.0000%
Sixth	99%	0.00%	0%	365	0.0000%
Seventh	105%	0.00%	0%	365	0.0000%
Eighth	96%	0.00%	0%	365	0.0000%
Ninth	97%	0.00%	0%	365	0.0000%
Tenth – Three Hundred Sixty-Fifth	98%	0.00%	0%	365	0.0000%
			Interest Rate		0.0000%
			Interest Paid on Related Interest Payment Date (using Actual/365 (Fixed) convention)		$0.00

In Scenario 4, the hypothetical closing level of the underlying index increases and decreases by varying amounts on each hypothetical reference date in the first interest period. Because the hypothetical closing level of the underlying index decreases to a level that is less than reallocation level 3 on the first hypothetical reference date, all reallocation events occur on the first hypothetical reference date and the hypothetical interest factor for all hypothetical reference dates will be 0.00% and no interest will be paid on the notes, regardless of any subsequent increases in the hypothetical closing level of the underlying index. Therefore, the per annum interest rate for the first interest period is 0.00% and the interest payment for the first interest period is $0.00.

Hypothetical Cash Settlement Amount at Maturity

The cash settlement amount we would deliver for each $10 face amount of your notes on the stated maturity date will depend on the closing level of the underlying index on the determination date and the performance of the underlying index during the maturity measurement period, in each case relative to the initial underlying index level, as shown in the table below. The table below does not include interest, if any, and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The levels in the left column of the table below represent hypothetical final underlying index levels and are expressed as percentages of the initial underlying index level. The amounts in column A represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlying index level, assuming that no reallocation events occur (i.e., the closing level of the underlying index is greater than or equal to reallocation level 1 on every trading day during the maturity measurement period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in column B represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlying index level, assuming that reallocation event 1 occurs but reallocation event 2 and reallocation event 3 do not occur (i.e., the closing level of the underlying index is less than reallocation level 1 on one or more trading days during the maturity measurement period but is greater than or equal to reallocation level 2 on every trading day during the maturity measurement period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in column C represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlying index level, assuming that reallocation event 1 and reallocation event 2 occur but reallocation event 3 does not occur (i.e., the closing level of the underlying index is less than reallocation level 2 on one or more trading days during the maturity measurement period but is greater than or equal to reallocation level 3 on every trading day during the maturity measurement period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in column D represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlying index level, assuming that all reallocation events occur (i.e., the closing level of the underlying index is less than reallocation level 3 on one or more trading days during the maturity measurement period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $10 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlying index level and the assumptions noted above.

Hypothetical Final Underlying Index Level (as Percentage of Initial Underlying Index Level)	Hypothetical Cash Settlement Amount* (as Percentage of Face Amount)
	Column A No Reallocation Events Have Occurred	Column B Reallocation Event 1 Has Occurred but Reallocation Event 2 and Reallocation Event 3 Have Not Occurred	Column C Reallocation Event 1 and Reallocation Event 2 Have Occurred but Reallocation Event 3 Has Not Occurred	Column D All Reallocation Events Have Occurred
150.000%	125.000%	136.579%	149.912%	157.559%
140.000%	120.000%	129.474%	140.585%	147.055%
130.000%	115.000%	122.368%	131.257%	136.551%
120.000%	110.000%	115.263%	121.930%	126.047%
110.000%	105.000%	108.158%	112.602%	115.544%
100.000%	100.000%	101.053%	103.275%	105.040%
98.519%	99.260%	100.000%	101.893%	103.484%
96.489%	98.245%	98.558%	100.000%	101.352%
95.202%	97.601%	97.644%	98.800%	100.000%
95.000%	97.500%	97.500%	98.611%	99.788%
93.000%	N/A	96.079%	96.746%	97.687%
92.000%	N/A	95.368%	95.813%	96.636%
91.000%	N/A	94.658%	94.880%	95.586%
90.000%	N/A	93.947%	93.947%	94.536%
88.000%	N/A	N/A	92.082%	92.435%
87.000%	N/A	N/A	91.149%	91.384%
86.000%	N/A	N/A	90.216%	90.334%
85.000%	N/A	N/A	89.284%	89.284%
75.000%	N/A	N/A	N/A	78.780%
50.000%	N/A	N/A	N/A	52.520%
25.000%	N/A	N/A	N/A	26.260%
0.000%	N/A	N/A	N/A	0.000%
* Does not include interest, if any, payable on the stated maturity date

If, for example, no reallocation events have occurred and the final underlying index level were determined to be 95.000% of the initial underlying index level, the cash settlement amount that we would deliver on your notes at maturity would be 97.500% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 2.500% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). The cash settlement amount would reflect a repayment of a portion of the face amount corresponding to the bond allocation (50.000% of the face amount) and exposure of 50.000% of the face amount to the performance of the underlying index from the initial underlying index level to the final underlying index level.

If, for example, reallocation event 1 has occurred but reallocation event 2 and reallocation event 3 have not occurred and the final underlying index level were determined to be 90.000% of the initial underlying index level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 93.947% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 6.053% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). The cash settlement amount would reflect a repayment of a portion of the face amount corresponding to the bond allocation (30.000% of the face amount), exposure of 50.000% of the face amount to the performance of the underlying index from the initial underlying index level to the final underlying index level and exposure of 20.000% of the face amount to the performance of the underlying index from reallocation level 1 to the final underlying index level.

If, for example, reallocation event 1 and reallocation event 2 have occurred but reallocation event 3 has not occurred and the final underlying index level were determined to be 85.000% of the initial underlying index level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 89.284% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately

10.716% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). The cash settlement amount would reflect a repayment of a portion of the face amount corresponding to the bond allocation (10.000% of the face amount), exposure of 50.000% of the face amount to the performance of the underlying index from the initial underlying index level to the final underlying index level, exposure of 20.000% of the face amount to the performance of the underlying index from reallocation level 1 to the final underlying index level and exposure of 20.000% of the face amount to the performance of the underlying index from reallocation level 2 to the final underlying index level.

However, if, for example, all reallocation events have occurred and the final underlying index level were determined to be 25.000% of the initial underlying index level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 26.260% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 73.740% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlying index level were determined to be 0.000% of the initial underlying index level, you would lose your entire investment in the notes. The cash settlement amount would reflect no exposure to the bond allocation, exposure of 50.000% of the face amount to the performance of the underlying index from the initial underlying index level to the final underlying index level, exposure of 20.000% of the face amount to the performance of the underlying index from reallocation level 1 to the final underlying index level, exposure of 20.000% of the face amount to the performance of the underlying index from reallocation level 2 to the final underlying index level and exposure of 10.000% of the face amount to the performance of the underlying index from reallocation level 3 to the final underlying index level.

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical market prices for the underlying index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in any offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). Therefore, the terms of the notes may be impacted by the various factors mentioned under “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-17. The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing level of the underlying index on any day, the final underlying index level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing level of the underlying index and the market value of your notes at any time prior to the stated maturity date. The actual interest payment, if any, that a holder of the notes will receive on each interest payment date, the actual amount that you will receive at maturity, if any, and the rate of return on the offered notes will depend on the actual initial underlying index level and interest factor percentages, which we will set on the trade date, and on the actual closing levels of the underlying index and the actual final underlying index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, and the cash amount to be paid in respect of your notes on the stated maturity date, if any, may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying underlier supplement and the accompanying general terms supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlying index stocks, i.e., the stocks comprising the underlying index to which your notes are linked. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Without limiting the foregoing, for certain risks and considerations related to conflicts of interest, including calculation agent discretion and hedging activities, see “Additional Risk Factors Specific to the Notes — Risks Related to Structure, Valuation and Secondary Market Sales — The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes” and “Additional Risk Factors Specific to the Notes — Risks Related to Conflicts of Interest — Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes” in the accompanying general terms supplement.

♦ Risks Related to Structure, Valuation and Secondary Market Sales

♦ The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

♦ The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the interest and return on the notes will be based on the performance of the underlying index, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer— Guarantee by The Goldman Sachs Group, Inc.” on page 65 of the accompanying prospectus.

♦ You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash settlement amount on your notes, if any, on the stated maturity date will be based on (i) the performance of the underlying index during the maturity measurement period and (ii) the final underlying index level on the determination date, in each case relative to the initial underlying index level. You may lose some or all of your investment in the notes.

If none of the reallocation events have occurred and the final underlying index level is less than the initial underlying index level, you will have exposure of 50% of the face amount to the negative performance of the underlying index from the initial underlying index level to the final underlying index level. Thus, in this case you may lose up to 2.50% of the face amount of your notes, which would exclude any premium to face amount you paid when you purchased the notes.

If reallocation event 1 has occurred but reallocation event 2 and reallocation event 3 have not occurred and the final underlying index level is less than approximately 98.519%, you will have exposure of 50% of the face amount to the negative performance of the underlying index from the initial underlying index level to the final underlying index level and exposure of 20% of the face amount to the negative performance of the underlying index from reallocation level 1 to the final underlying index level. Thus, in this case you may lose up to approximately 6.053% of the face amount of your notes, which would exclude any premium to face amount you paid when you purchased the notes.

If reallocation event 1 and reallocation event 2 have occurred but reallocation event 3 has not occurred and the final underlying index level is less than approximately 96.489% of the initial underlying index level, you will have exposure of 50% of the face amount to the negative performance of the underlying index from the initial underlying index level to the final underlying index level, exposure of 20% of the face amount to the negative performance of the underlying index from reallocation level 1 to the final underlying index level and exposure of

20% of the face amount to the negative performance of the underlying index from reallocation level 2 to the final underlying index level. Thus, in this case you may lose up to approximately 10.716% of the face amount of your notes, which would exclude any premium to face amount you paid when you purchased the notes.

If all of the reallocation events have occurred and the final underlying index level is less than approximately 95.202% of the initial underlying index level, you will have exposure of 50% of the face amount to the negative performance of the underlying index from the initial underlying index level to the final underlying index level, exposure of 20% of the face amount to the negative performance of the underlying index from reallocation level 1 to the final underlying index level, exposure of 20% of the face amount to the negative performance of the underlying index from reallocation level 2 to the final underlying index level and exposure of 10% of the face amount to the negative performance of the underlying index from reallocation level 3 to the final underlying index level. Thus, in this case you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

♦ You May Not Receive Interest on Any Interest Payment Date; If You Do Not Receive Interest on an Interest Payment Date, You Also Will Not Receive Interest on Any Interest Payment Date Thereafter

The potential to receive interest on an interest payment date and any future interest payment date may terminate at any time. Because it is possible for the closing level of the underlying index to drop below reallocation level 3 on any reference date, you could lose your ability to receive any interest during the term of the notes as early as the first day following the trade date. If the closing level of the underlying index is less than reallocation level 3 on or prior to any reference date, the interest factor for such reference date and all subsequent reference dates will be 0.00% and the interest rate with respect to each future interest payment date will be zero. This means that, in such case, even if the closing level of the underlying index increased above reallocation level 3, reallocation level 2 or reallocation level 1, on a subsequent reference date, the applicable interest factor will not increase and will remain at 0.00%. The overall return you earn on your notes may be zero or less and such return may be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

♦ The Interest Rate With Respect to an Interest Payment Date Will Never Exceed the Interest Rate In Respect of Any Prior Interest Payment Date

Because of the formula used to calculate the interest rate applicable to your notes, the interest rate in respect of an interest payment date will never exceed the interest rate in respect of any prior interest payment date. For example, if, on the first reference date in the initial interest period (i.e., the first day following the trade date), the closing level of the underlying index is less than reallocation level 3, all of the reallocation events occur on such reference date and the interest factor for such reference date and any reference date thereafter will be 0.00%. Similarly, if, on the first reference date in the initial interest period (i.e., the first day following the trade date), the closing level of the underlying index is less than reallocation level 2 but greater than or equal to reallocation level 3, reallocation event 1 and reallocation event 2 occur but reallocation event 3 does not occur and the interest factor for such reference date will be between 0.38% and 0.44% (set on the trade date) and the interest factor for each future reference date will be no higher than between 0.38% and 0.44%, regardless of any subsequent increase in the closing level of the underlying index on any future reference date.

♦ A Higher Interest Factor Rate, Lower Reallocation Levels and/or Lower Bond Allocation Percentages May Reflect Greater Expected Volatility of the Underlying Index, and Greater Expected Volatility Generally Indicates An Increased Risk of the Occurrence of One or More Reallocation Events and, Potentially, a Significant Loss at Maturity

The economic terms for the notes, including the interest factor rate (expected to be between 3.80% and 4.40% (set on the trade date)), the reallocation levels and the bond allocation percentages, are based, in part, on the expected volatility of the underlying index at the time the terms of the notes are set. “Volatility” refers to the frequency and magnitude of changes in the level of the underlying index.

Higher expected volatility with respect to the underlying index as of the trade date generally indicates a greater expectation as of that date that the closing level of the underlying index could be below one of the reallocation levels on one or more trading days during the maturity measurement period. Because a reallocation event may occur on any trading day during the maturity measurement period, the notes are highly sensitive to the volatility of the underlying index. A relatively higher expected volatility increases the likelihood of the occurrence of one or more reallocation events, which would reduce the bond allocation and could result in a loss of a significant portion or all of your investment in the notes.

At the time the terms of the notes are set, higher expected volatility will generally be reflected in a higher interest factor rate, lower reallocation levels and/or lower bond allocation percentages, as compared to otherwise comparable notes issued by the same issuer with the same maturity but with one or more different underlying indices. However, there is no guarantee that the higher interest factor rate, lower reallocation levels or lower bond allocation percentages set for your notes on the trade date will adequately compensate you, from a risk-potential reward perspective, for the greater risk of the occurrence of one or more reallocation events or of losing some or all of your investment in the notes.

A relatively higher interest factor rate (as compared to otherwise comparable securities), which would increase the interest paid on an interest payment date, may generally indicate an increased risk that the level of the underlying index will decrease substantially, which would result in the nonpayment of interest on some or all of the interest payment dates.

Similarly, relatively lower reallocation levels (as compared to otherwise comparable securities), which would increase the buffer against the loss of principal, may generally indicate an increased risk that the level of the underlying index will decrease substantially. This would result in a significant loss at maturity if the final underlying index level is less than any reallocation level. Further, relatively lower reallocation levels may not indicate that the notes have a greater likelihood of a return of principal at maturity based on the performance of the underlying index.

You should not take the historical volatility of the underlying index as an indication of its future volatility. You should be willing to accept the downside market risk of the underlying index and the potential to not receive some or all of the interest payments and to lose some or all of your investment in the notes.

♦ Even If You Receive More Than the Face Amount of Your Notes At Maturity, the Return on Your Notes May Be Less Than the Percentage Return Based Solely on the Performance of the Underlying Index

The cash settlement amount on your notes, if any, on the stated maturity date will reflect a repayment of a portion of the face amount corresponding to the bond allocation, if any, and exposure to the performance of the underlying index. The exposure to the performance of underlying index progressively increases as the closing level of the underlying index declines below each of the reallocation levels. Therefore, if the underlying index does not depreciate below one or more reallocation levels during the term of the notes but rather generally appreciates, the cash settlement amount that you would be paid on your notes on the stated maturity date will likely be less than the amount that you would have received had that amount been based solely on the performance of the underlying index from the initial underlying index level to the final underlying index level.

♦ The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control and impact the value of bonds and options generally, will influence the market value of your notes, including:

•
the level of the underlying index;
•
the volatility – i.e., the frequency and magnitude of changes – in the closing level of the underlying index;
•
the dividend rates of the underlying index stocks;
•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlying index stocks, and which may affect the closing level of the underlying index;
•
interest rates and yield rates in the market;
•
the time remaining until your notes mature; and

•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes or the amount you may receive at maturity.

You cannot predict the future performance of the underlying index based on its historical performance. The actual performance of the underlying index over the life of the offered notes, the cash settlement amount paid on the stated maturity date as well as the interest, if any, on each interest payment date, may bear little or no relation to the historical closing levels of the underlying index or to the hypothetical examples shown elsewhere in this pricing supplement.

♦ If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date, if any, will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

♦ You Have No Shareholder Rights or Rights to Receive Any Underlying Index Stock

Investing in your notes will not make you a holder of any of the underlying index stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlying index stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlying index stocks or any other rights of a holder of the underlying index stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlying index stocks.

♦ Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

♦ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

♦ Risks Related to Tax

♦ Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the

Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.

♦ The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

♦ Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLYING INDEX

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy and is intended to provide a performance benchmark for the large-cap U.S. equity markets. For more details about the underlying index, the underlying index sponsor and license agreement between the underlying index sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-127 of the accompanying underlier supplement no. 49.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates make any representation regarding the advisability of investing in such notes.

Historical Closing Levels of the Underlying Index

The closing levels of the underlying index have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlying index has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing levels of the underlying index during the period shown below is not an indication that the underlying index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of the underlying index as an indication of the future performance of the underlying index, including because of recent volatility described above. We cannot give you any assurance that the future performance of the underlying index or the underlying index stocks will result in you receiving any interest payment on any interest payment date or receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlying index. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlying index levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlying index. The actual performance of the underlying index over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlying index from January 1, 2021 through July 16, 2026. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the S&P 500® Index

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•
a dealer in securities or currencies;
•
a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•
a bank;
•
a life insurance company;
•
a regulated investment company;
•
an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•
a tax exempt organization;
•
a partnership;
•
a person that owns a note as a hedge or that is hedged against interest rate risks;
•
a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•
a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•
a citizen or resident of the United States;
•
a domestic corporation;
•
an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the underlying index. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

Interest payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity (excluding any amounts attributable to accrued and unpaid interest payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange or maturity of your notes should be treated as ordinary income or (2) you should not include the interest payments in income as you receive them but instead you should reduce your basis in your notes by the amount of interest payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.

It is also possible that the Internal Revenue Service could seek to characterize your notes as notional principal contracts. It is also possible that the interest payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.

You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•
a nonresident alien individual;
•
a foreign corporation; or
•
an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Because the U.S. federal income tax treatment (including the applicability of withholding) of the interest payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the interest payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a non-United States holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the interest payments were characterized as contract fees). Withholding also may not apply to interest payments made to you if: (i) the interest payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the interest payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate non-United States holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.

You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – Non-United States Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisors in this regard.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any interest payments and any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underlying index during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to any interest payments or the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2027, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-51 of the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” on page 127 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ .

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to UBS Financial Services Inc. at such price less a concession not in excess of 2.50% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

In connection with the initial offering of the notes, the minimum face amount of notes that may be purchased by any investor is $1,000.

We expect to deliver the notes against payment therefor in New York, New York on July 31, 2026. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement the accompanying general terms supplement, the accompanying underlier supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement, the accompanying underlier supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying underlier supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$

GS Finance Corp.

S&P 500® Index-Linked Notes due

guaranteed by

The Goldman Sachs Group, Inc.

____________

____________

Goldman Sachs & Co. LLC

UBS Financial Services Inc.

Selling Agent